

January 14, 2021

Sean Sullivan
Executive Vice President
Mallard Intermediate, Inc.
1201 Dowdell Lane
Saint Helena, CA 94574

   Re: Mallard Intermediate, Inc.
     Draft Registration Statement on Form S-1
     Filed December 18, 2020
     CIK No. 1835256

Dear Mr. Sullivan:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS filed December 18, 2020

Prospectus summary, page 1

1. Please revise to ensure that the information you include in your summary is balanced, such as, by way of example and not limitation, more prominent disclosure of the amount of your indebtedness. To the extent that you cite strengths in your summary, please review each one and revise as necessary to provide balanced information, rather than merely listing generalized risk factors at the end of this section.

Management's discussion and analysis of financial condition and results of operations
Key financial metrics, page 64

2.   We note you present Adjusted EBITDA as a key financial metric without reference to Net Income. Please present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff´s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures ("C&DI´s").

Liquidity and capital resources
Operating activities, page 77

3.   Your disclosure indicates that cash flows from operating activities were impacted by changes in operating assets and liabilities. Please expand your disclosure to include a robust discussion describing and quantifying the specific effects of the drivers that contributed to the material changes in your operating cash flows for the periods presented. The disclosure should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. We further note that your trade receivables balance increased at a significantly higher rate than sales in the quarter ended October 31, 2020 and more negatively impacted operating cash flows. Please discuss the underlying reasons for material changes in trade receivables and the impact such changes have on your cash flows, including a discussion of financial measures such as days sales outstanding that would be relevant to a reader of your financial statements given the negative trend in this metric during recent periods. See section IV.B of the SEC Interpretive Release No. 33-8350.

Credit facility, page 78

4.   We note that the interest rate of your credit facility is tied to LIBOR. Please provide risk factor disclosure related to the impact of the discontinuation of LIBOR on your credit facility. Alternatively, please tell us why you believe you are not required to do so.

Critical accounting policies and estimates
Goodwill and intangible assets, page 81

5.   We note that you performed a quantitative assessment of your goodwill in fiscal 2020 and determined that goodwill was not impaired. To the extent your reporting unit is at risk of failing step one of the goodwill impairment test, disclose the percentage by which the fair value exceeded the carrying value as of the date of the most recent test and describe any potential events and/or changes in circumstances, such as the recent pandemic, that could reasonably be expected to negatively affect any key assumptions. If you have determined that the estimated fair value substantially exceeds the carrying value of your reporting unit, please disclose such determination. Refer to Section V of SEC Release 33-8350.

6.   We note you recorded an $11.8 million impairment charge related to certain trade names

as a result of your June 30, 2020 impairment testing. Please explain how you determined the significant assumptions you used in the relief from royalty calculations to estimate the fair value of the trade names and provide a sensitivity analysis that demonstrates the potential impact of changes in such assumptions.

Agreements with our named executive officers, page 116

7.   Please file your employment agreements with your named executive officers and include the agreements in your exhibits index.

Director compensation, page 118

8.   We note your disclosure in footnote (2) to the table. For each director, please disclose the name of the investor that is affiliated with such director and any arrangements with such investor.

Services Agreement, page 121

9.   Please discuss the material terms of the services agreement and file the agreement as an exhibit to the registration statement. Refer to Item 601(b)(1) of Regulation S-K.

8. Debt, page F-22

10.   Please file as exhibits to your registration statement copies of your material credit agreements, or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Notes to the Consolidated Financial Statements
13. Commitments and Contingencies
Contingent Liabilities, page F-31

11.   We assume you accrue liabilities related to contingencies when they are "probable" and "reasonably estimable" as required by ASC 450-20-25-2. Please revise your disclosure accordingly.

      You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Thomas Holden